082 - 34628

Rua Formosa, 367 12° andar
01075-900 São Paulo SP
Tel 011/3225 4004
Fax 011 3225 4247
e-mail: mepacheco@klabin.com.br

Klabin S.A.

KLABIN S.A.

Public Company–CNPJ/MF no. 89.637.490/0001-45

NIRE 35300188349

NOTICE TO SHAREHOLDERS

RE-RATIFY

The Notice to Shareholders, published on September 5, 2006, concerning the payment of dividends, should be re-ratified to include that the "Record Date" for the Brazilian market will be september 13, 2006 and in the American market will be september 18, 2006. The others conditions should be ratified.

São Paulo, September 11, 2006.
Ronald Seckelmann
Director of Investor Relations

dlw 9/13